Filed by Lynx Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Solexa Limited
Commission File No.: 000-22570

On October 28, 2004, Lynx Therapeutics, Inc. issued the following press release:

CONTACTS: Lynx Therapeutics, Inc. Kevin P. Corcoran Chief Executive Officer 510/670-9300	Investor Contacts: Lippert/Heilshorn & Associates Jody Cain (jcain@lhai.com) Bruce Voss (bvoss@lhai.com) 310/691-7100

October 28, 2004

LYNX AND SOLEXA REACH OEM DEVELOPMENT AGREEMENT TO ACCELERATE DEVELOPMENT OF
DNA SEQUENCING INSTRUMENTATION

LYNX PROVIDES ANNOUNCEMENT REGARDING AUDITORS’ OPINION

HAYWARD, Calif. — October 28, 2004 - Lynx Therapeutics, Inc. (Nasdaq: LYNX) today announced the signing of an original equipment manufacture (OEM) development agreement with U.K.-based Solexa, Ltd. whereby Solexa will provide additional funding to Lynx to accelerate development of the next generation DNA sequencing instrument. The intent of the agreement is to accelerate the integration of both companies’ technologies prior to completing the proposed business combination of Lynx and Solexa. This agreement follows last April’s announcement of the joint acquisition of proprietary DNA cluster technology by Lynx and Solexa and last month’s announcement of a definitive agreement providing for the combination of Lynx and Solexa with the expectation of building a leading company in the area of future DNA sequencing technologies.

Funding related to the OEM agreement is in addition to $2.5 million in loans received by Lynx from Solexa. Additional terms of the agreement were not disclosed.

“The OEM development agreement announced today indicates our high level of cooperation and commitment to successfully completing the proposed business combination with Solexa,” said Kevin Corcoran, Lynx’s president and chief executive officer. “Additionally, it reflects the tremendous near-term market potential we envision by accelerating integration of the cluster technology to facilitate our entry into the next generation sequencing market.”

Lynx’s ability to complete the business combination with Solexa will be subject to, among other things, receipt of approval by Lynx’s stockholders and acceptance of Lynx’s offer by the requisite shareholders of Solexa. Lynx expects to file a registration statement on Form S-4 regarding the business combination with the Securities & Exchange Commission (SEC) before November 1, 2004. The Form S-4 will include Lynx’s proxy statement relating to its annual meeting and will be available at www.sec.gov or from the “Investor Resources” section of the Lynx Web site at www.lynxgen.com.

Lynx further reported as required under Nasdaq Rule 4350(b), the filing with the SEC of an amendment on Form 10-K/A to Lynx’s Annual Report on Form 10-K for the year ended December 31, 2003. The amendment includes an explanatory paragraph from Ernst & Young LLP, Lynx’s registered independent public accounting firm, in its audit report referring to Lynx’s financial statements as of December 31, 2003. This explanatory paragraph refers to Lynx’s losses since inception, including a net loss for the six months ended June 30, 2004, and states that Lynx will require additional funding to continue its business activities through at least December 31, 2005 and raises substantial doubt as to Lynx’s ability to continue as a going concern.

For further information regarding Lynx’s liquidity and capital resources, see Lynx’s Annual Report on Form 10-K, as amended, which is available from the SEC’s Web site at http://www.sec.gov or the “Investor Resources” section of the Company’s Web site at http://www.lynxgen.com.

About Lynx

Lynx is a leader in the development and application of novel genomic analysis solutions. Lynx’s MPSS™ instruments analyze millions of DNA molecules in parallel enabling genome structure characterization at an unprecedented level of resolution. As applied to gene expression analysis, MPSS™ provides comprehensive and quantitative digital information important to modern systems biology research in the pharmaceutical, biotechnology and agricultural industries. For more information, visit Lynx’s Web site at www.lynxgen.com.

This press release contains “forward-looking” statements, including statements related to the proposed business combination between Lynx and Solexa, the potential success of collaboration arrangements, the addition of new collaborations and agreements and Lynx’s performance of its genomics discovery services for current and future customers and collaborators. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “predicts,” “expects,” “envisions,” “hopes,” “estimates,” “intends,” “will,” “continue,” “may,” “potential,” “should,” “confident,” “could” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Lynx to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in Lynx’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2003, as amended, and its Quarterly Report on Form 10-Q for the period ended June 30, 2004. Lynx does not undertake any obligation to update forward-looking statements.

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Where to Find Additional Information about the Transaction

Lynx filed a registration statement on Form S-4 (File No. 333-120101) with the Securities and Exchange Commission on October 29, 2004 in connection with the business combination between Lynx and Solexa Limited (the “Transaction”). The registration statement includes a proxy statement of Lynx for an annual meeting of Lynx’s stockholders to consider and vote upon several proposals, including but not limited to, the issuance of shares of Lynx common stock in the Transaction and the resulting change of control of Lynx, the proposed equity financing and reverse stock split. The registration statement also serves as a prospectus of Lynx with respect to the shares of Lynx common stock to be issued or allocated for issuance to the shareholders and optionholders of Solexa pursuant to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS AND OTHER DOCUMENTS FILED BY LYNX CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Lynx through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.

In addition to the registration statement and the proxy statement/prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Lynx’s filings with the Commission are also available to the public from commercial document retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Transaction

Lynx will be soliciting proxies from Lynx’s stockholders in favor of the proposals to be acted upon by the Lynx stockholders at the Lynx annual meeting, including but not limited to, the issuance of shares of Lynx common stock in the Transaction and the resulting change of control of Lynx, the proposed equity financing and reverse stock split. The directors and executive officers of Lynx and the director and executive officers of Solexa may be deemed to be participants in Lynx’s solicitation of proxies. Certain executive officers and directors of Lynx and certain executive officers and directors of Solexa have interests in the Transaction that may differ from the interests of the Lynx stockholders and the Solexa shareholders generally. These interests are described in the proxy statement/prospectus.